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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

AMCON Distributing Company
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
02341Q106
(CUSIP Number)
Jerry J. Burgdoerfer, Esq.
Jenner & Block LLP
One IBM Plaza
Chicago, IL 60611
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 17, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	02341Q106	Page	2	of	8 Pages

1	NAMES OF REPORTING PERSONS: Draupnir Capital, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		146,842[1]

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		146,842[1]

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

146,842[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

21.8%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

[1]	Includes 146,842 shares of Common Stock of AMCON Distributing Company that would be issued upon conversion of 80,000 shares of Series C Convertible Stock at a price of $13.62 per share.

[2]	The percentage reported in row (13) is calculated based upon 673,904 shares of Common Stock of AMCON Distributing Company issued and outstanding, including 527,062 shares of Common Stock of AMCON Distributing Company issued and outstanding as of January 17, 2005 and the 146,842 shares of Common Stock issuable upon conversion of the Reporting Person’s Series C Convertible Stock.

CUSIP No.	02341Q106	Page	3	of	8 Pages

1	NAMES OF REPORTING PERSONS: Draupnir, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		196,330[1]

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		196,330[1]

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

196,330[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

27.1%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

[1]	Includes 146,842 shares of Common Stock of AMCON Distributing Company that would be issued upon conversion of 80,000 shares of Series C Convertible Stock, held by its subsidiary, at a price of $13.62 per share and 49,488 shares of Common Stock of AMCON Distributing Company that would be issued upon conversion of 60,000 shares of Series A Convertible Stock at a price of $30.31 per share.

[2]	The percentage reported in row (13) is calculated based upon 723,392 shares of Common Stock of AMCON Distributing Company issued and outstanding, including 527,062 shares of Common Stock of AMCON Distributing Company issued and outstanding as of January 17, 2005 and the 196,330 shares of Common Stock issuable upon conversion of the Reporting Person’s Series A and Series C Convertible Preferred Stock.

CUSIP No.	02341Q106	Page	4	of	8 Pages

1	NAMES OF REPORTING PERSONS: The Lifeboat Foundation

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Illinois

	7	SOLE VOTING POWER:

NUMBER OF		37,849

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		37,849

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	37,849

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	7.2%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

[1]	The percentage reported in row (13) is calculated based upon 527,062 shares of Common Stock of AMCON Distributing Company issued and outstanding as of January 17, 2005.

CUSIP No.	02341Q106	Page	5	of	8 Pages

1	NAMES OF REPORTING PERSONS: Allen D. Petersen

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA

	7	SOLE VOTING POWER:

NUMBER OF		201,687[1]

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		201,687[1]

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

201,687[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

27.8%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

[1]	Includes 146,842 shares of Common Stock of AMCON Distributing Company that would be issued upon conversion of 80,000 shares of Series C Convertible Stock, held by Draupnir Capital, LLC (controlled by the Reporting Person), at a price of $13.62 per share and 49,488 shares of Common Stock of AMCON Distributing Company that would be issued upon conversion of 60,000 shares of Series A Convertible Stock, held by Draupnir, LLC (controlled by the Reporting Person), at a price of $30.31 per share, for which the Reporting Person has sole dispositive and voting power, 3,117 shares of Common Stock for full exercise of all options held by the Reporting Person and 2,240 shares of Common Stock held by the 2003 Allen D. Petersen Irrevocable Trust, over which Mr. Petersen has sole voting power as sole trustee.

[2]	The percentage reported in row (13) is calculated based upon 726,509 shares of Common Stock of AMCON Distributing Company issued and outstanding, including 527,062 shares of Common Stock of AMCON Distributing Company issued and outstanding as of January 17, 2005, 196,330 shares of Common Stock issuable upon conversion of Series A and Series C Convertible Preferred Stock deemed to be beneficially owned by the Reporting Person and 3,117 shares of Common Stock issuable on full exercise of all options held by the Reporting Person.

CUSIP No.	02341Q106	Page	6	of	8 Pages

1	NAMES OF REPORTING PERSONS: 2003 Allen D. Petersen Irrevocable Trust

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		2,240

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,240

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,240

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.4%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

[1]	The percentage reported in row (13) is calculated based upon 527,062 shares of Common Stock of AMCON Distributing Company issued and outstanding as of January 17, 2005.

Item 1.	Security and Issuer.

This first amended statement on Schedule 13D/A (the “Amendment”) amends the statement on Schedule 13D filed with the United States Securities and Exchange Commission on March 10, 2006 (the “Statement”) on behalf of Draupnir, LLC, a Delaware limited liability company (“Draupnir”), Draupnir Capital, LLC, a Delaware limited liability company and wholly owned subsidiary of Draupnir (“DCL”), The Lifeboat Foundation, an Illinois not-for-profit corporation (“Lifeboat”) and Allen D. Petersen (each a “Reporting Person” and collectively, the “Reporting Persons”). The Reporting Persons filed the Statement in order disclose their agreement to cooperate with one another with respect to certain decisions relating to the affairs of AMCON Distributing Company, a Delaware corporation (“AMCON”). The Statement is incorporated by reference herein.

Item 4.	Purpose of Transaction.

This Amendment is being filed to reinstate the Statement that was filed on behalf of the Reporting Persons on March 10, 2006. As disclosed by the Statement, as a result of certain provisions set forth in the Stock Purchase Agreement dated as of March 3, 2006, by and between DCL and AMCON (the “Agreement”), the Reporting Persons agreed to collaborate with one another with respect to the operations of AMCON. Subsequent to the filing of the Statement, the Reporting Persons entered into an informal agreement with Jeremy W. Hobbs (“Mr. Hobbs”), William F. Wright (“Mr. Wright”) and Christopher H. Atayan (“Mr. Atayan”), whereby the Reporting Persons, Mr. Hobbs, Mr. Wright and Mr. Atayan agreed to cooperate with one another regarding certain decisions (investment, management or otherwise) in connection with AMCON. The Reporting Persons, Mr. Hobbs, Mr. Wright and Mr. Atayan disclosed their status a group within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) by filing a statement on Schedule 13D on March 31, 2006 (the “March 31 Statement”). The March 31 Statement amended and updated the Statement.

Since the filing of the March 31 Statement, the informal agreement between the Reporting Persons, Mr. Hobbs, Mr. Wright and Mr. Atayan has been terminated. Accordingly, simultaneously with the filing of this Amendment, the March 31 Statement will be amended to disclose the termination of the group described in the March 31 Statement. This Amendment serves to (i) confirm that the information set forth in the March 31 Statement with respect to the Reporting Persons has been nullified and is no longer effective, (ii) reaffirm that the Statement, as filed on March 10, 2006, as amended by this Amendment, accurately reflects the relationship between the Reporting Persons and the number of shares beneficially owned by each Reporting Person and (iii) confirm the accuracy of the Statement filed on March 10, 2006 on behalf of the Reporting Persons, as amended by this Amendment. Each paragraph set forth in Item 4 of the original Statement is hereby reaffirmed and specifically incorporated by reference herein.
For further clarification and without limiting the foregoing, (i) Allen D. Petersen  (“Mr. Petersen”) is currently a member of the Board of Directors of AMCON; (ii) Mr. Hobbs, Chief Executive Officer, member and manager of Draupnir, became a member of the Board of Directors of AMCON on March 21, 2006; (iii) Mr. Atayan, an executive consultant to Draupnir and member of the Board of Directors of AMCON, has been appointed as Vice Chairman of AMCON; (iv) AMCON has created an “Office of the Chairman” to which AMCON’s senior management will report; (v) the Office of the Chairman is comprised of the Chairman, the Vice Chairman (Mr. Atayan) and the Chief Financial Officer; (vi) DCL has the authority to designate the Chief Financial Officer; (vii) the Office of the Chairman will be located at the offices of Draupnir in Chicago, Illinois; (viii) DCL will provide management services to Hawaiian Natural Water Co., Inc., a subsidiary of AMCON, on terms and conditions to be agreed upon at a later time, and (ix) AMCON will establish a holding company structure whereby AMCON will be operated as a holding company overseeing its operating subsidiaries. In connection with the foregoing, the Reporting Persons will have a certain degree of control over the management and policies of AMCON and may, from time to time, initiate, consider and vote upon plans or proposals relating to those events described below in clauses (a) — (j) of this Item 4. Nothing in any agreement between the Reporting Person and the Company or otherwise will give any Reporting Person the ability to limit the discretion of the Board of Directors of AMCON to elect or remove officers (or their successors), to amend the By-laws of AMCON or to otherwise manage the business and affairs of AMCON. The Reporting Persons reserve the right to purchase additional shares of the Common Stock or dispose of shares from time to time as conditions appear advantageous for doing so. In addition, Messrs. Peterson, Atayan and Hobbs may also acquire options or purchase shares of the Common Stock in their capacities as directors and/or officers of AMCON.
Except as set forth above, none of the Reporting Persons currently has any plans or proposals that relate to or would result in:
(a)	The acquisition by any person of additional securities of AMCON, or the disposition of securities of AMCON;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving AMCON or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of AMCON or any of its subsidiaries;

(d)	Any change in the present board of directors or management of AMCON, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of AMCON;

(f)	Any other material change in AMCON’s business or corporate structure;

(g)	Changes in AMCON’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of AMCON by any person;

(h)	Causing a class of securities of AMCON to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of AMCON becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

SIGNATURES
     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.
Date: July 14, 2006

DRAUPNIR CAPITAL, LLC
By:	/s/ Jeremy W. Hobbs
Jeremy W. Hobbs
Chief Executive Officer

DRAUPNIR, LLC
By:	/s/ Jeremy W. Hobbs
Jeremy W. Hobbs
Chief Executive Officer

THE LIFEBOAT FOUNDATION
By:	/s/ Allen D. Petersen
Allen D. Petersen
Director

THE 2003 ALLEN D. PETERSEN IRREVOCABLE TRUST
By:	/s/ Allen D. Petersen
Allen D. Petersen
Trustee

ALLEN D. PETERSEN
/s/ Allen D. Petersen